NewsRelease TC Energy appoints Sean O’Donnell as Executive Vice-President and Chief Financial Officer Joel Hunter, Executive Vice-President and Chief Financial Officer, to depart TC Energy after over 26 years with the company CALGARY, Alberta – April 3, 2024 – News Release – TC Energy Corporation (TSX, NYSE: TRP) (TC Energy or the Company) announced today that the Board of Directors has appointed Sean O’Donnell, currently Senior Vice- President, Capital Markets and Corporate Planning, to succeed Joel Hunter as Executive Vice-President and Chief Financial Officer (CFO) effective May 15, 2024. Mr. Hunter will remain with the Company until July 1, 2024, to support the Company’s 2024 strategic priorities, including the intended spinoff of South Bow, while working closely with Mr. O’Donnell to ensure a smooth transition. The appointment of Mr. O’Donnell follows Mr. Hunter’s decision to leave the Company to pursue another opportunity in the energy sector. “Throughout his over 26 years with the Company, Joel has been a valued member of the TC Energy team, and a distinguished contributor to our success. He has developed significant depth within the CFO leadership team that will allow for a seamless transition and provide continuity as we deliver on our priorities. We wish Joel all the best in his next opportunity,” said François Poirier, President and Chief Executive Officer. “Sean’s wealth of energy industry experience combined with his tenure in corporate finance and private equity, are in direct alignment with our strategic priorities. Sean was brought on to the TC Energy team through a thoughtful talent planning process to enhance our leadership capabilities and is a reflection of our deep bench strength across the organization,” continued Poirier. “I have had the pleasure of working with Sean previously, and he is an exceptional and highly experienced leader who shares our core values.” Mr. O’Donnell joined the Company in November 2023 as Senior Vice-President, Capital Markets and Corporate Planning where he leads the Finance, Corporate Planning and Evaluations functions within the CFO group. Prior to joining TC Energy, Mr. O’Donnell served as an Operating Partner of Quantum Capital Group, a leading energy- focused private equity firm. During his 13 years at Quantum, he served on the firm’s Investment Committee and on the Board of Directors of over a dozen Quantum portfolio companies across North America and Europe, overseeing investments in the upstream, midstream and LNG sectors, in conventional and renewable power plants, and in other energy transition infrastructure investments. He also served as the Chief Financial Officer of Quantum’s first US independent power company and of the firm’s LNG export facility in Mexico. Before joining Quantum, he was a Managing Director in the Power & Utility investment banking group at J.P. Morgan. Mr. O’Donnell holds a Bachelor of Science degree in Civil Engineering from The Catholic University of America and an MBA from The Wharton School at the University of Pennsylvania. He served as an officer in the U.S. Navy from 1994-1998. About TC Energy We’re a team of 7,000+ energy problem solvers working to safely move, generate and store the energy North America relies on. Today, we’re delivering solutions to the world’s toughest energy challenges – from innovating to deliver the natural gas that feeds LNG to global markets, to working to reduce emissions from our assets, to EXHIBIT 99.1 partnering with our neighbours, customers and governments to build the energy system of the future. It’s all part of how we continue to deliver sustainable returns for our investors and create value for communities. TC Energy’s common shares trade on the Toronto (TSX) and New York (NYSE) stock exchanges under the symbol TRP. To learn more, visit us at TCEnergy.com. FORWARD-LOOKING INFORMATION This release contains certain information that is forward-looking and is subject to important risks and uncertainties (such statements are usually accompanied by words such as "anticipate", "expect", "believe", "may", "will", "should", "estimate", "intend" or other similar words). Forward-looking statements in this document are intended to provide TC Energy security holders and potential investors with information regarding TC Energy and its subsidiaries, including management's assessment of TC Energy's and its subsidiaries' future plans and financial outlook. All forward-looking statements reflect TC Energy's beliefs and assumptions based on information available at the time the statements were made and as such are not guarantees of future performance. As actual results could vary significantly from the forward-looking information, you should not put undue reliance on forward- looking information and should not use future-oriented information or financial outlooks for anything other than their intended purpose. We do not update our forward-looking information due to new information or future events, unless we are required to by law. For additional information on the assumptions made, and the risks and uncertainties which could cause actual results to differ from the anticipated results, refer to the most recent Quarterly Report to Shareholders and Annual Report filed under TC Energy’s profile on SEDAR+ at www.sedarplus.ca and with the U.S. Securities and Exchange Commission at www.sec.gov. -30- Media Inquiries: Media Relations media@tcenergy.com 403-920-7859 or 800-608-7859 Investor & Analyst Inquiries: Gavin Wylie / Hunter Mau investor_relations@tcenergy.com 403-920-7911 or 800-361-6522